SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               MY QUOTE ZONE, INC.

                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   62845N 10 8
                                 --------------
                                 (CUSIP NUMBER)

                            Hui Ping Cheng, President
                                6130 Elton Avenue
                             Las Vegas, Nevada 89107
                                 (702) 874-3131
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 10, 2007
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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

                                  SCHEDULE 13D

CUSIP NO.  62845N 10 8

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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Guo-Hong Zhou
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |_|

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3     SEC USE ONLY


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4     SOURCE OF FUNDS

      OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OF 2(e)                                         |_|


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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      N/A
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               7     SOLE VOTING POWER

                     5,247,810
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        N/A
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            5,247,810
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     N/A
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,247,810 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.5%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

----------
* Based upon 66,676,793 shares of the Issuer's common stock issued and outstanding as of August 10, 2007, after giving effect to that merger transaction completed on such date, as reported by My Quote Zone, Inc. in its Current Report on Form 8-K dated and filed with the Securities and Exchange Commission on August 13, 2007.


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

Item 1. Security and Issuer

      This statement relates to the purchase by the Reporting Person of 5,247,810 shares of the common stock, $.001 par value (the "Reporting Shares"), of My Quote Zone, Inc. (the "Issuer"), having its principal executive offices at 6130 Elton Avenue, Las Vegas, Nevada 89107.

Item 2. Identity and Background

      (a) The reporting person for purposes of this statement is Guo-Hong Zhou (the "Reporting Person").

      (b) The business address of the Reporting Person is No. 31, Man Keng Village, Ling Bei Town, Zhu Ji City, Zhejiang, P.R. China 310010.

      (c) The Reporting Person served as Chairman of Zhejiang 9D Decoration Company Limited.

      (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

      (f) The citizenship of the Reporting Person is Chinese.

Item 3. Source and Amount of Funds

      Under an agreement and plan of merger dated as of August 10, 2007, among the Issuer, its wholly-owned subsidiary, China 9D Decoration Group Limited ("CDG") and each of the Reporting Person and the other shareholders of CDG named therein (the "Merger Agreement"), the Issuer issued an aggregate of 35,796,796 shares of its common stock in exchange of all of the issued and outstanding capital stock of CDG (the "Merger Transaction"). The Reporting Shares issued to the Reporting Person represent the pro rata ownership interest of the Reporting Person, as a shareholder of CDG, in CDG at the time of the Merger Transaction, or 14.66% of the issued and outstanding capital stock of CDG

Item 4. Purpose of Transaction

      The Reporting Person acquired the Reporting Shares as a result of the Merger Transaction. Such Reporting Person's prior ownership interest in CDG was acquired for investment purposes. Depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Person may purchase additional securities of the Issuer or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.


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

      (a) The Reporting Person has no plan or proposal which relates to or which would have the effect of any acquisition of additional, or disposition of any, securities of the Issuer.

      (b) The Reporting Person has no plan or proposal which relates to or would result in an extraordinary transaction involving the Issuer or any subsidiary of the Issuer.

      (c) The Reporting Person has no plan or proposal which relates to or would result in a sale or transfer of a material amount of the assets of the Issuer or any subsidiary of the Issuer.

      (d) Except as otherwise contemplated by the Merger Transaction, the Reporting Person is not currently aware of any plan or proposal which relates to or would result in any change to the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

      (e) The Reporting Person has no plan or proposal which relates to or would result in a material change in the Issuer's present capitalization or dividend policy.

      (f) The Reporting Person has no plan or proposal which relates to or would result in a material change in the business or corporate structure of the Issuer.

      (g) The Reporting Person has no plan or proposal which relates to or would result in a change in the Issuer's charter, by-laws or instruments corresponding thereto which may impede the acquisition of the Issuer by any person.

      (h) The Reporting Person has no plan or proposal which relates to or would result in causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

      (i) The Reporting Person has no plan or proposal which relates to or would result in a class of equity securities of the Issuer becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

      (j) The Reporting Person has no plan or proposal which relates to or would result in any action similar to those described in paragraphs (a) through (i) above.

Item 5. Interest in Securities of the Issuer

      (a) Following the Merger Transaction, the Reporting Person owns an aggregate of 5,247,810 shares of the Common Stock, constituting 7.5% of the issued and outstanding shares of the Issuer's Common Stock based upon the 66,676,792 shares of Issuer's Common Stock issued and outstanding as of August 10, 2007.


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

      (b) The Reporting Person has sole power to vote or direct to vote of the Shares and the sole power to dispose or to direct the disposition of the Shares.

      (c) Other than in connection with the Merger Transaction described in Item 3 above, the Reporting Person has not effected any transaction involving the Issuer's securities within the sixty (60) preceding days.

      (d) No person other than the Reporting Person has the right to receive or the right to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Other the Merger Transaction contemplated by the Merger Agreement to which the Reporting Person, as a shareholder of CDG, is a party, the Reporting Person has no contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7. Material to be filed as Exhibits

      None


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

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 17, 2007


                                                     /s/ Guo-Hong Zhou
                                                     ---------------------------
                                                     Guo-Hong Zhou


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